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FILE NO: 77051.2
November 1, 2010
VIA EDGAR
Ms. Kristina Aberg
Ms. Sonia Gupta Barros
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Summit Hotel Properties, Inc. Amendment No. 2 to Registration Statement on Form S-11 Filed on October 13, 2010 File No. 333-168686
Dear Ms. Aberg:
As counsel to, and on behalf of, Summit Hotel Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-168686) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 8, 2010.
For convenience of reference, each Staff comment contained in your October 8, 2010 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on September 23, 2010 (the “Blackline”). The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. Unless otherwise indicated, all page references in our responses refer to the pages of the Blackline. Capitalized terms used and not
ATLANTA AUSTIN BANGKOK BEIJING BRUSSELS CHARLOTTE DALLAS HOUSTON LONDON LOS ANGELES
McLEAN MIAMI NEW YORK NORFOLK RALEIGH RICHMOND SAN FRANCISCO WASHINGTON
www.hunton.com

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
November 1, 2010

otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.
General
1.	We have reviewed your response to comment one of our letter dated September 8, 2010 and the supplemental materials provided. We note that you have only provided supporting documents for some of the studies and reports that you cite in the prospectus. Please provide us with copies of any study or report that you cite or on which you rely. Clearly mark the materials to identify the portions that support your disclosure. We note the following statements by way of example only:
•	“We believe our hotels will experience significant revenue growth as lodging industry fundamentals recover from the economic recession which caused industry-wide RevPAR to suffer a combined 18.4% decline in 2008 and 2009, according to Smith Travel Research. Industry conditions have shown improvement during the first eight months of 2010, with RevPAR growth across all segments of 4.0% as compared to the same period of 2009, according to Smith Travel Research,” page 4;

•	“According to Lodging Econometrics, during the second quarter of 2010, approximately 68,000 new hotel rooms were under construction in the U.S., as compared to approximately 242,000 rooms under construction in the second quarter of 2008, a decline of 72%,” page 5; and

•	“...according to Bloomberg, upcoming maturities with approximately $28.4 billion of hotel-related commercial mortgage-backed securities, or CMBS, are scheduled to mature through 201 3 and a significant number of additional maturities are expected between 2015 and 2017,” page 87.
RESPONSE: As discussed with the Staff, these materials have been previously provided on a supplemental basis.
2.	We note your response to comment three of our letter dated September 8, 2010. Please tell us how the support you have provided us provides a basis for your statement that you are a “leading” hotel owner.

RESPONSE: As discussed with the Staff, these materials have been previously provided on a supplemental basis.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
November 1, 2010

Use of Proceeds, page 41
3.	Please add disclosure to this section that explains that if you are unable to obtain required lender consents with respect to approximately $ million of outstanding indebtedness that you have not yet obtained, you may have to repay all or a portion of this indebtedness with proceeds of this offering in order to complete the formation transactions.
RESPONSE: As discussed with the Staff, the Company has obtained all required lender consents.
Distribution Policy, page 45
4.	Please revise your filing to remove any projections related to your initial dividend distribution, including the table on page 47. Due to the difficulty in predicting future cash flows, it is not appropriate for owners of hotels, which are not leased to unrelated third parties, to project an initial dividend distribution where there is limited operating history, a change in flags or a change in the management company.
RESPONSE: The Company believes that an estimate of its initial dividend is an important factor for potential investors in the IPO to consider in making an investment decision and respectfully submits its belief that the circumstances of the transactions warrant the inclusion of this information. The Company supplementally advises the Staff that the Company does not have a limited operating history. The LLC’s predecessor entities commenced operations in 1991 and the LLC took its current form in 2004. Aside from re-branding efforts the Company undertook at the time of purchasing some hotels, the LLC has only changed hotel franchise brands on four of its 65 hotels. Further, the Company expects Interstate Management Company, LLC (“Interstate”), the new third-party hotel management company that will assume management of the hotels from The Summit Group upon completion of the IPO, to retain substantially all of the current personnel of The Summit Group that has historically managed the hotel portfolio. Interstate has advised the Company that effective upon Interstate’s commencement of management, Interstate intends to offer continued employment to substantially all of the senior hotel management personnel of The Summit Group currently operating the Company’s hotels as follows:
•	58 of the 58 general managers;

•	28 of the 28 assistant general managers;

•	43 of the 43 directors of sales;

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
November 1, 2010

•	7 of the 8 regional directors of operations (with the hotels currently assigned to the 8th being reallocated to the other seven regional directors of operations);

•	the regional sales manager;

•	the head of human resources; and

•	both of the revenue managers.
In aggregate, the Company expects approximately 99% of Summit Group hotel employees to continue their roles in managing the Company’s hotels after completion of the IPO. Interstate has advised the Company that Interstate intends to assume leased office space in Sioux Falls, South Dakota for accounting and other staff of the Company’s predecessor that Interstate intends to retain. The Company has added disclosure on page 91 with respect to this continuity of personnel.

As set forth in the Company’s prior response to the Staff’s prior comment and as noted above, the Company believes that the estimated initial dividend is an important factor for investors to consider.

Given the importance of the information, the Company’s significant operating history with respect to the hotels, consistent brand approach and the expected continuity in the day-to-day management of the Company’s hotels, the Company respectfully requests that the Staff reconsider this comment.
Management’s Discussion and Analysis and Results of Operations, page 51
5.	We have reviewed your response to comment 19 of our letter dated September 8, 2010. Please disclose the amount of accrued and unpaid priority returns on the Class A and Class A-1 membership interests through a recent practicable date and any additional amounts you expect to pay though the closing date of the offering.

RESPONSE: The Company has added disclosure on page 61 in response to the Staff’s comment.
Tax Protection Agreements, page 69
6.	Please revise your disclosure to quantify, if practicable, the maximum amount of cash you may be obligated to pay out under the tax protection agreements.
RESPONSE: The Company has added disclosure on page 70 in response to the Staff’s comment.

Ms. Kristina Aberg
Ms. Sonia Gupta Barros
November 1, 2010

Franchise Agreements, page 91
Hotel Management Agreements, page 92
7.	We have reviewed your response to comment 24 of our letter dated September 8, 20 10. Please confirm that you will provide greater details of your hotel management agreements at such time as you have a clearer understanding of the material terms of the agreements. Please also disclose the terms of your franchise agreements.
RESPONSE: The Company has added disclosure on pages 91 through 93 in response to the Staff’s comment. The Company believes the key terms of its franchise agreements, which are standard franchise agreements utilized by the franchisors, are disclosed on pages 90 and 91 of Amendment No. 2.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7336 or David C. Wright at (804) 788-8638.
Very truly yours,
Edward W. Elmore, Jr.

cc:	Kerry W. Boekelheide Daniel P. Hansen James E. Showen, Esq. Kevin L. Vold, Esq.